UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form 10-SB/A


                                  Amendment #3

                         Commission File Number 0-51414


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           PANORAMA INVESTMENTS CORP.
                 (Name of Small Business Issuer in its charter)


           Nevada                                       98-0417780
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)


                         Suite 720 -- 999 West Broadway
                   Vancouver, British Columbia, Canada V5Z 1K5
                    (Address of principal executive offices)


                    Issuer's telephone number: (604) 730.8882

                       Issuer's fax number: (604) 738.4080


        Securities to be registered under Section 12(b) of the Act: None


          Securities to be registered under section 12(g) of the Act:

                    Common Stock, $0.001 par value per share
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                                TABLE OF CONTENTS


Part l ......................................................................  4

Item 1. Description of Business..............................................  4

Item 2. Management's Plan of Operation and Analysis of
        Results of Operations and Financial Condition........................ 10

Item 3. Description of Property.............................................. 16

Item 4. Security Ownership of Certain Beneficial Owners and Management ...... 16

Item 5. Directors and Executive Officers, Promoters and Control Persons ..... 17

Item 6. Executive Compensation............................................... 19

Item 7. Certain Relationships and Related Transactions....................... 19

Item 8. Description of Securities............................................ 20

Part II...................................................................... 20

Item 1. Market for Common Equity and Related Stockholder Matters............. 20

Item 2. Legal Proceedings.................................................... 21

Item 3. Changes in and Disagreements with Accountants........................ 21

Item 4. Recent Sale of Unregistered Securities............................... 21

Item 5. Indemnification of Directors and Officers............................ 22

Part F/S..................................................................... 23

Part III .................................................................... 24

Item 1. Index to Exhibits.................................................... 24

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                           FORWARD LOOKING STATEMENTS

Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(D) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                              AVAILABLE INFORMATION

We have filed this registration statement with the U.S. Securities and Exchange Commission. Upon completion of this registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-KSB, 10-QSB and 8-KSB, proxy statements, under Sec. 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL INFORMATION

We were incorporated in the State of Nevada on December 16, 2003, under the name Panorama Investments Corp. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.

We are in the development stage, have commenced limited business operations, but have not yet generated substantial revenues or income, and have incurred net operating losses of $20,896 since inception. As of the date of the filing of this registration statement, and subsequent to the August 31, 2005 reviewed financials, we have approximately $2,200 in revenues. We are not a "blank check" company, as that term is defined by federal securities laws, as we are conducting business operations, even though we are in the early stages of development and have not yet generated substantial revenues. We have no plans to enter into any business combination, but rather, plan to continue to build and develop our business.

Immediately after incorporation of the Company in December, 2003, a total of 1,000,000 shares were issued to the directors of the Company for gross proceeds of $1,000. In September, 2004 an additional 100,000 shares were issued to an officer and director for $3,000. By November 2004, we raised an additional $42,000 through the sale of 1,400,000 shares in an offering of our securities to the public, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The registration statement for the offering was filed and qualified for sale by the Nevada Securities Division. We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OVERVIEW

The Company intends to supply high quality giftware and specialty items to the North American marketplace. The Company expects to source a large variety of products from all over the world, chosen for their unique qualities, competitive pricing and high demand. The Company has purchased inventory of the "Glambelt", a trendy elasticized glittered sequin multi-colored belt that can be worn with jeans to formal wear, and several jewelry items including earrings, necklaces, bracelets, anklets, pendants and hair accessories from the designers. The jewelry is available as separate pieces or in sets. While we have no exclusive contract with the designers, they have produced them for us and have not sold them to anyone else. The belt portion of the Glambelt is not exclusive to the company, but we do provide the designers with ribbon ties that are individually designed by us that are attached to the ends of the belt to create a design that is specific to the company.

The Company will retail its products through their online store which has been established at its website at www.theshopstop.biz which currently features 2,800 products and accepts VISA, MasterCard and American Express payments and ships orders through UPS from our warehouse. We do not have a contract with UPS, if in the future, UPS service is not available we will use other available shipping companies such as Canada Post, DHL or Federal Express. The Company will also market their products at trade shows, craft shows and home living shows as well as using email marketing campaigns. It will also wholesale its products to small gift shops and stores specializing in specialty items either by selling direct or by consigning products to them.

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The expansion of the North American market for the Company's products is unlimited. The intent of the Company is to start with the Canadian market and access the entire North American marketplace through the online storefront at www.theshopstop.biz.

PRODUCT LINE

The Company will feature giftware items from at least two major suppliers (PENNY WHITE CO. and SMC) and intends to augment this with specialty items not readily available in North America. A director of the Company, Serena Tan, has developed business contacts around the globe through her career working for an international airline. Ms. Tan will be increasing the time she devotes to the marketing and promotional aspects of the company by developing her contacts with potential suppliers and clients. The Company intends to use these contacts to supply unique items to the North American marketplace via its electronic storefront at www.theshopstop.biz and small gift shops and other stores. Mr. Bekropoulos will be responsible for maintaining the contacts Ms. Tan has identified, ordering the inventory and delivering the product to clients. Recognizing that the fastest growing segments in giftware include home decorative accessories, stationary, greeting cards and paper products, the Company will source specialty items supporting this trend. Similarly, the Company will provide consumers with sought after affordable products, such as flatware, candles and candle accessories, garden art, collectibles, sporting goods, books, CD's and software.

Some specialty products that are initially featured are imported from a Thai supplier (PENNY WHITE CO. LTD. www.sandstone.in.th), showcasing a group of modern perception artists working on sandstone housewares and decorative items: such as, vases, frames, candle holders and table top giftware. The online storefront currently features products from an eclectic supplier of quality giftware items, SMC. Another potential supplier identified by the Company is GLOBAL SOURCES, and the Company has ordered select items from this supplier to test in the marketplace. The Company has identified a supplier of lush fabrics, Baisri Creation Company, Ltd. (www.baisrishop.com), to meet the increasing demand for this specialty item. We have not yet entered into a supply contract agreement with them. The Company conducted a simple market survey to collect data directly from our vendors and their consumers on their behaviors, perceptions, needs, attitudes, and opinions. Based on the findings of this survey it was determined by management that we needed to expand our product line to include more quality hand produced products, signed by the designer, which are not commonly available in mass market stores. Until we determine which products will be well received by our customers, we do not intend to enter into any contracts with any suppliers, but rather, will continue to purchase small samplings of products from each company to establish a product line.

In association with a4sanity, a Western Canada design firm and creator of trendy fashion items, the Company has presented some of its products at the Vancouver Night Market in Chinatown and Richmond. There is no contractual agreement with a4sanity to produce products for us. We may also purchase other items from them to expand our product line in the future. Styled after Asian marketplaces the Vancouver Night Market is held Friday, Saturday and Sunday nights May through September. Merchants close 2 separate blocks to traffic and cover them with booths, tables, and food stalls offering all type of merchandise including garments, accessories and novelties, etc. We will also continue to participate in the New York young designers market (268 Mulberry Street, NY, New York). The New York young designers market is similar to the Vancouver Market but is known more for being a "buyer's preview" to the fashion industry, introducing new artists, designers, trends and unveiling new product lines. This year Mr. Bekropoulos, one of our director's, has represented the company with a booth at the Vancouver Night Market 9 times and a third party has represented our products twice at the New York young designers market. To date we have sold approximately $2,200 in product.

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SALES & MARKETING

The Company plans on marketing its products both by wholesale and retail in a number of different ways. The Company plans to wholesale or consign its products to small gift shops and stores specializing in specialty items. Several such retail outlets have been identified in Western Canada including QUALITY TREASURES OF THE WILDERNESS INC., OBSESSIONS, BOMBAY, MOTIV, DREAM and THE BLOCK. The Company also plans to retail its products through trade/craft/home living shows and via its recently completed online store.

Using direct sales, the Company has sold and intends to continue selling its products to small gift shops and stores specializing in specialty items such as those listed above and others. As the market for these products is quite competitive the Company feels that it may initially have to offer consignment terms to many of its clients. Our current consignment agreement allows the consignee to sell the goods at a reasonable retail price of their choosing, with the consignee receiving the amount over the wholesale price set by the Company. Once the Company starts to establish its brand name, it feels it will be in a stronger position and will no longer need to offer consignment terms for its products.

The Company plans to attend local trade/craft/home living shows where it will sell its products and build up its database of potential retail and wholesale purchasers. This method will also keep sales costs fairly low; however, as there are not that many such local shows, the amount of sales from this method is not expected to be significant.

The Company hosts an online store at its website, www.theshopstop.biz, where its products can be purchased and shipped. Due to the high cost of shipping, the Company plans to only make its products available in Canada and the United States initially. The Company has developed a friendly interactive web site where consumers can order products, pay for them with their credit card and have the products shipped to them. As Internet usage continues to grow and online purchases become much more commonplace, it is expected that this will become an inexpensive and effective way for the Company to sell its products.

Once the business is established, the Company hopes to expand its sales channels to potentially include sales to small boutique hotels. The Company plans on using many of its sales methods to market its products at the same time as they are featured on its website, www.theshopstop.biz. The Company feels that once it has acquired a new customer, that individual will continue to return and purchase more of the Company's products as opposed to being a one-time purchase.

The Company will use its website not only as an online store, but as a marketing tool as well. The website will contain pictures and information about the products and it will be strategically placed in search engines. The Company plans to drive traffic to its website using direct email marketing campaigns and feature ads in specialty publications, such as Metohos, the in-flight magazine of Olympic Airlines. It is also planning to create banners and have them inserted using Commission Junction, a banner swap exchange program. The program works by other websites hosting the Company's banner and any purchases that are derived from that banner ad will generate commissions for the host website. Commission fees are set by the Company whose banner is displayed. The Company plans on offering a 10%-20% commission for any sales generated by this method. The Company's products will also be wrapped attractively using techniques used by high-end giftware stores. The Company's website will be prominently displayed on the product wrapping in a tasteful manner.

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As Internet usage continues to grow and online purchases become much more commonplace, we are hoping this will become an inexpensive and effective way for us to market and sell our products; however, at this time, we have received no online orders and are monitoring the effectiveness of our current website design. We have submitted our website to the major search engines (AOL, Yahoo, Google, Excite and MSN) in an effort to be listed using "search engine optimization" techniques. These techniques include developing proper title, header and meta tags within our website, using the right "keywords" to attract the right type of products using search engines.

We have secured our on-line presence with Colony One On-Line, an integrated E-business web hosting company. We paid an initial fee of $1,295 for the website and credit card services provided by USA Card Services. We will pay Colony One an annual fee of $59 to continue the service and 2.36% of each credit card sale to USA Card Services. In addition, we may engage the services of an online marketing company that specializes in email marketing campaigns using opt-in email lists. These email lists are not spam, but rather, are lists of customers who have specifically requested information on various topics and/or products. There are many companies that perform this service and we are currently conducting research on them to determine their success ratings, price comparisons and timing to determine which may best suit our marketing targets. At this time, we have not yet chosen an online marketing firm, nor have we contacted or entered into any negotiations with any such firm.

The Company plans to attend trade/craft/home living shows where it will sell and market its products. Even though the Company does not plan on achieving large sales from these shows, it feels that they could generate exposure for the Company's products and help build brand awareness, while directing consumers to the electronic storefront and building a database of potential retail and wholesale clients.
We also intend to hire direct sales representatives on a commission only basis and have commenced interviewing potential sales representatives. Our officers and directors are presently interviewing sales representatives who will then expand the marketing of our products to retailers and specialty shops outside of the Vancouver area.


Currently our consignment/retail sales comprise approximately 90% of our business, with the remaining 10% being generated by internet sales.


As of the date of the filing of this registration statement, and subsequent to the August 31, 2005 reviewed financials, we have sales totaling approximately $2,200 worth of products.

FULFILLMENT AND DISTRIBUTION

We will fulfill all customer orders for Canadian held inventory from our home office in Canada. We will pack the items and then deliver them to UPS, the postal service or other shipping company for distribution to consumers in Canada and the United States. We are committed to shipping accurate orders, efficiently and in a timely manner. Delivery time is currently estimated to be within ten business days from the date of the receipt of the order. We will charge each customer in advance for the shipping costs associated with the order.

CUSTOMER SERVICE

The typical shopping experience begins with the search for products that meet specific needs, including the ordering process and extends through product delivery and post purchase support. We believe that the ability to accurately

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fulfill orders, ship products quickly to a customer's door and efficiently handle customer inquiries is as important to customer satisfaction as a superior product selection.

We believe that a high level of customer service and support is critical to retaining and expanding a reliable, repeat customer base and for establishing and maintaining a trusted brand name. Accordingly, while we currently do not have the financial resources, nor the need to employ any customer service personnel, we do intend to develop a stringent customer service policy. Currently, management will be available via e-mail, from 8:00 a.m. to 5:00 p.m., EST, Monday through Friday, or via voicemail. We will provide order and shipping confirmations (with tracking numbers) or notifications of out- of-stock items to customers via email. We are dedicated to providing superior customer satisfaction to secure repeat customers.


ADVERTISING

We have been in discussions with Metohos magazine, the official in-flight magazine of Olympic Airlines, regarding advertising and sourcing of our products to a target group of consumers. The magazine has an extensive shopping section that includes products that are similar to our product line. There are currently no contracts or agreements to do so. We have not yet conducted any type of advertising; however, we plan to launch an advertising campaign during January - March 2006 by placing ads in trade magazines, including Metohos magazine. We currently have $5,000 budgeted for the campaign from cash on hand. Once we have launched our marketing campaign we will begin registering our website with several search engines, including Google, Yahoo, MSN and AOL.


COMPETITIVE BUSINESS CONDITIONS AND THE ISSUER'S COMPETITIVE POSITION

Competition for the Company's products comes from several sources. The first being the larger giftware companies who make their products available for the online consumer market such as ParagonGifts.com, SpencerGifts.com, FindGift.com and Amazon.com. The second group ranges from smaller niche-market product suppliers that provide a deeper array of giftware and specialty items within a product category, such as paper products, candles or select fashion items to small specialty stores found in tourist areas and fashion shopping districts.

The primary factors for success for the Company will be its relationships to overseas product suppliers, competitive pricing, desirable products and its ability to market effectively. By focusing on the products with the most rapidly growing demand, the Company will seek to establish, maintain and strengthen its "brand name" by providing consumers with what they are looking for in specialty and giftware items. The Company will ensure that its products are competitively priced and will offer a variety of items. By aggressively focusing on several different sales channels, the Company feels that it will be able to build up its brand name.

GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

We have received our U.S. Federal Employer Identification Number (98-04 17780) and our Nevada Business License (368046176) and have filed our British Columbia provincial registration papers so that we are properly registered to operate and conduct wholesale (wholesale business license number 05-171724) and retail business (retail business license number 05-171726) in the city of Vancouver, British Columbia, Canada where we have established a Canadian office.

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EFFECT OF EXISTING OR PROBABLE GOVERNMENT REGULATIONS

Internet Service Regulation- There are currently no definitive laws relating to ecommerce business or online sales of products. It is possible that claims could be made against online e-commerce companies in the future under both US and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, among others, which could impact the sale of products via the Internet and, specifically, impact our ability to sell products online. Internet Security continues to remain a concern to companies which conduct business via the web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. Our website service provider, Colony One On-Line, provides security measures for orders from our website. There is no written contract between the Company and Colony One On-Line/USA Card Services as the transaction was done online.

Import regulations - Our Management's research has determined that products imported from China and most of Southeast Asia are covered under the MFN (Most-Favored- Nation) Tariff Treaty. As such, the import tariff rates on the products we import will range between 0-11%, depending on the item. In addition, all imported items will be subject to the Goods and Services Tax (GST), currently 7%, which will be passed on and recovered from the customer at the time of sale. Customs Inspections and Controls - Our imported products will be subject to Canadian Customs inspections and controls. As such, all of our product shipments will be processed at the border point of receipt (e.g., highway, rail, airport, seaport or mail center) or through a customs broker. The delivery carrier will provide an appropriate sales receipt or invoice to the customs inspector that describes the goods and prices of each item in detail, along with a certificate of origin. Once the customs inspector is satisfied the shipment is valid and all products are verified against the packing slip or invoice, the shipment is released to us for pickup.

Because the principle sources of our products, namely specialty gift items, will be from Southeast Asia, changes in policy and restrictions imposed by the Canadian government regarding imports from certain countries could, if implemented, negatively affect our business by:

     - Limiting or completely restricting importation from these foreign countries of certain products;
     - Driving up our cost of goods sold so that, in order to generate a profit, we are forced to increase our retail prices to levels that are unattractive or unreasonable;
     - Driving up the cost of goods sold and potentially causing our costs of goods to exceed income;
     - Increasing tariffs, importation costs and taxes so that it is no longer economically feasible to purchase and import such items; and
     - Imposing cumbersome, lengthy or difficult to follow protocols upon importers, making it no longer feasible to import these products.

We have discussed the various tariffs and laws associated with importing our intended products with a customs broker and have been advised that there are no prohibitive laws regarding any of our proposed products at this time.

Our management does not believe there are any other existing or probable government regulations could impact our business. However, we could be indirectly affected if our independent suppliers fail to operate in compliance with applicable laws and regulations. We do not control any potential vendors or their labor practices. The violation of labor or other laws by an independent

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supplier, or the divergence of such a supplier's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for us and could reduce sales of our products.

EMPLOYEES

We have secured a part-time commission-based sales person as of September 2005. Their participation has been limited due to our small inventory but we anticipate it increasing in the near future. The commission paid will vary between 15% and 20% based on the product sold. The sales person has had no relationship or affiliation with the company or management.

PATENTS AND TRADEMARKS

We currently have no patents or trademarks, nor do we intend to file for any patent or trademark protection in the future. Our business is based on the import and sale of other companies' products and, as such, no patent or trademark protection is required for the conduct of our business operations. Since we have no patent or trademark rights, unauthorized persons may attempt to copy aspects of our business, including our web site designs, product information and sales mechanics, or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and web content. Any encroachment upon our proprietary information, including the unauthorized use of our name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

REPORTS TO SECURITY HOLDERS

We provide an annual report that includes our audited financial information to our shareholders upon written request. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of the Securities Exchange Act of 1934. We will be subject to disclosure filing requirements including filing a Form 10-KSB annually and Form 10-QSB quarterly. In addition, we will file Form 8-K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event our obligation to file such reports is suspended under the Exchange Act.

The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street, N.E., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

We are in the development stage, have commenced limited business operations, but have not yet realized any substantial income and have incurred net operating losses of $20,896 since inception through August 31, 2005. We expect our current

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cash in the bank of US$25,635 as of the date of the filing of this registration statement, plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

We have purchased approximately $2,000 of sample products for test marketing and have generated approximately $2,200 in sales to date. We ordered additional inventory from several suppliers and received those products in August 2005. We used this inventory to fill pending orders, and have begun our marketing campaign with retail outlets to place our products in their stores. During the next 12 months, we intend to spend minimal funds on marketing research and have completed a simple market survey through our retail consignment locations.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months. For the period from inception to August 31, 2005, we had minimal revenues and incurred net operating losses of $20,896, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our registration documents in the State of Nevada; this registration statement; and acquisition of our initial samples/inventory.

Net cash provided by financing activities since inception was $46,000, $42,000 of which were the total proceeds raised in an offering of our securities conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $4,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to generate revenues sufficient for operations, we may need to consider raising additional funds through loans or the sale of additional equity securities for use in our day-to-day operations. Currently, no such loans or equity sales are planned. Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern.

PLAN OF OPERATIONS/MILESTONES

To date, we have accomplished the following milestones in pursuit of our business plans:

1. Obtained office facilities in Vancouver, British Columbia, Canada from our director, Steven Bekropoulos;

2. Mr. Bekropoulos applied for the applicable business licenses including a business license to operate in Canada, as well as obtaining a Canadian federal tax number to collect the federal Goods and Services Tax (GST) on all sales made within Canada;

3. Obtained capital through sales of our common equity. On January 21, 2004 we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Nick Bekropoulos (400,000 shares), Steven Bekropoulos (400,000 shares) and Serena Tan (200,000 shares) all of whom were officers and directors. The shares were issued in exchange for cash in the aggregate amount of $1,000. Of the 1,000,000 shares issued, 400,000 are now held by Connie Linder, who purchased them from Nick Bekropoulos on March 8, 2004

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     for $0.001 per share. In September 2004, 100,000 shares were issued to
     Steven Bekropoulos for $3,000 cash ($0.03 per share). In November 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,400,000 shares of common stock, par value, at a price of $0.03 per share to 32 investors;

4. Ms. Tan and Mr. Bekropoulos telephoned the sales office of Metohos Magazine, the official in-flight magazine of Olympic Airlines to inquire about the types of products they advertise in their shopping section of the magazine. Discussions also included the type of relationship it would be, either straight advertising or a partnership based relationship wherein the magazine would share in the profitability of the product;

5. Mr. Bekropoulos worked to categorize our website to insure quicker hits and navigation for the large number of products. He streamlined our shopping cart & payment facilities, and designed and programmed our electronic storefront at www. theshopstop.biz;

6. Ms. Linder and Mr. Bekropoulos secured new product, the "Glam belt" and merchandised it at local summer trade shows in Vancouver, Canada and the New York Young Designers Market. Mr. Bekropoulos set up display table and manned the display at the Vancouver shows & subcontracted to a 3rd party to display our product to the shows in New York;

7. Mr. Bekropoulos made telephone and e-mail contact with potential distribution companies in North America through internet sourcing, trade show directory & referrals from suppliers, requesting catalogs and pricing;

8. Mr. Bekropoulos established new consignment/retail accounts by driving in retail districts, approaching the consignment and retail stores introducing them to our products and securing consignment agreements;

9. Mr. Bekropoulos and Ms. Linder hired a part-time consignment based salesperson. They posted job opportunities at local colleges and community centers and spoke to industry professionals interested in additional lines;

10. Sales have commenced and revenue is being generated from our sample products being offered for sale;

11. Mr. Bekropoulos and Ms. Linder completed a market survey to identify trends. The results of the survey highlighted the desire of the stores and buyers for higher quality, hand produced, signed by designer products that are not commonly available in mass market stores. The cost of the survey was completed within our estimated budget of $1,000; and

12. Based upon the findings of the market survey it was determined that Mr. Bekropoulos should make two trips to attend trade shows to locate potential suppliers in Asia and purchase sample products to evaluate their potential marketability. From October 17-22 he attended the Bangkok International Gift Fair 2005 and from December 2-11 he was at the Thailand Bestbuys 2005 show.

In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below, the cost of which will be paid from cash on hand:

January - March 2006 -- Mr. Bekropoulos and our salesperson will continue retailing via consignment, with the addition of new locations and outlets. Additional inventory from our current product line may need to be purchased. Mr. Bekropoulos will source new product that was identified at the 2 trade shows he attended. The estimated budget for these purchases is not expected to exceed $3,000.

January - March, 2006 - We will work to secure exclusive rights on appropriate products from the Thailand trade shows for distribution in North America. Our director, Steve Bekropoulos will negotiate the terms at no cost to the company.

January - March, 2006 -- Once the new products we identified to expand our product base arrive from the trade show contacts, we will launch a public advertising campaign, estimated to cost approximately $5,000. Ms. Linder and Ms. Tan will contact an advertising company to assist us in the planning of the campaign. We have not yet identified the advertising company we will use. The potential increase in sales will be supported by additional sales representatives that will be paid on a commission only basis. Concurrently, our website marketing, including Google, Yahoo, MSN and AOL optimization, will begin, the cost of which is estimated to be approximately $1,200.

RISK FACTORS

The Company is in its organizational and development stages and any investment in the Shares involves a high degree of risk. A prospective investor should, therefore, be aware that in the event the Company is not successful in its proposed business plans, any investment in the Shares offered herein may be lost and the Company may be faced with the possibility of liquidation. In the event of liquidation, existing stockholders will, to the extent that assets are available for distribution, receive a disproportionately greater share of the assets in relation to their cash investment in the Company, than will the investors in this Offering, in that holders of Common Stock are entitled to share on a pro rata basis in the assets, if any, of the Company that would be available for distribution. Other risks may include:

WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE ONLY RECENTLY COMMENCED OPERATIONS, IF OUR SALES ARE NOT SUFFICIENT TO SUSTAIN OUR OPERATIONS OUR BUSINESS WILL FAIL.

Since the Company has only been incorporated and in existence since December 16, 2003, and has only recently commenced business operations, there can be no assurance that the Company will be successful in its proposed business plans. The Company faces all the risks inherent in a relatively new business and there can be no assurance that the Company's activities will be successful and/or result in any profits. The Company anticipates being able to sustain operations for a period of at least twelve (12) months from the date of this filing without being forced to seek additional financing to commence business operations; however, there is no assurance that the Company will be able to do so.

IF OUR SALES ARE NOT SUFFICIENT TO SUSTAIN OPERATIONS WE MAY SEEK OUTSIDE FINANCING. THERE IS NO ASSURANCE WE WILL BE ABLE TO OBTAIN OUTSIDE FINANCING, RESULTING IN THE FAILURE OF OUR BUSINESS.

The continued operations of the Company will be dependent upon its ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to the Company. In addition, any future equity funding would most likely result in a further dilution to the subscribers of Shares in this Offering.

IF ALL OF THE SHARES IN THE OFFERING OUR PURCHASED THE NEW SHAREHOLDERS WOULD HAVE A CONTROLLING AMOUNT OF OUR COMMON STOCK AND COULD MAKE DECISIONS CONTRARY TO THE WISHES OF OUR EXISTING SHAREHOLDERS.

The Common Stock purchased will represent 55% of the Company's outstanding Common Stock and the existing Stockholders will own 45%. The Company's Articles of Incorporation do not provide for cumulative voting. The existing Stockholders do not intend to purchase any Shares in this Offering. This could result in the new shareholders having control of the company and making decisions which could be contrary to the wishes of our existing shareholders.

THE BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE MORE SHARES OF COMMON STOCK. THIS WOULD RESULT IN A REDUCTION OF THE CONTROL HELD BY CURRENT INVESTORS AND MAY RESULT IN A DILUTION TO THE VALUE OF THEIR SHARES.

There are 97,500,000 shares of Common Stock which the Board of Directors will have authority to issue. The issuance of any further shares will reduce the amount of control held by the current investors and may result in a dilution of the book value of their Shares. There are presently no commitments, contracts or intentions to issue any additional shares to any persons at this time.

DUE TO THE LACK OF AN ACTIVE TRADING MARKET FOR OUR SECURITIES, ANY PURCHASERS OF SHARES IN THIS OFFERING MAY HAVE DIFFICULTY IN SELLING THEIR SHARES.

The Company is currently trading on the Pink Sheets, however there is no assurance that an active trading market in the Company's Shares will ever develop and purchasers of the Shares may be totally unable to sell their Shares in the future.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES.

The existing Stockholders acquired their shares at a price substantially less than that which the investors herein will pay for their Shares. Accordingly, an investment in the Shares of the Company by investors herein will result in the immediate and substantial dilution of the net tangible book value of their Shares.

WE HAVE NO PLANS TO PAY CASH DIVIDENDS TO OUR SHAREHOLDERS.

No cash dividends have been declared or paid on the shares of the Company's Common Stock to date, nor is it anticipated that any such dividends will be declared or paid to stockholders in the foreseeable future. It is currently anticipated that any income received from operations will be reinvested and devoted to the Company's future operations and/or to expansion.

OUR OFFICERS AND DIRECTORS HOLD AN AGGREGATE OF 1,100,000 SHARES OF OUR COMMON STOCK. IF THEY CHOOSE TO SELL THEIR SHARES IN THE FUTURE IT MAY HAVE AN ADVERSE EFFECT ON THE PRICE OF OUR STOCK.

Initial founder's shares totaling 1,000,000 shares of "restricted" Common Stock were issued as consideration for proprietary rights, business plans, organizational services and expenses and cash in the amount of $1,000 U.S., or $.001 per share. An additional 100,000 shares were issued to a director for $3,000 cash ($0.03 per share). All of said shares are held by persons who are officers, directors and/or control persons of the Company and who hold such shares as "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended. However, these securities held by officers, directors and/or control persons may only be sold in compliance with Rule 144 which provides, in essence, that officers and directors and others holding restricted securities (such as those described above) may each sell, in brokerage transactions, an amount equal to 1% of the Company's total outstanding Common Stock every three (3) months. In addition, Rule 144 provides that shares must not be sold until they have been held for a period of at least one (1) year from the date they were fully paid for. The possible sale of these restricted securities under Rule 144 may, in the future, have a depressive effect on the price of the Company's Common Stock in any public market which may develop, assuming there is such a market, of which there can be no assurance. Furthermore, persons holding restricted securities for one
(1) year who are not "affiliates" of the Company, as that term is defined in Rule 144, may sell their securities pursuant to Rule 144 without any restrictions and/or limitations on the number of shares sold, assuming there is such a market, of which there can be no assurance.

THE OFFERING PRICE WAS ARBITRARILY SET BY THE COMPANY AND BEARS NO RELATIONSHIP WHATSOEVER TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER CRITERIA OF VALUE.

The Offering price of the Shares offered in the most recently completed offering was arbitrarily established by the Company in order for the Company to raise a gross amount of $42,000. The Offering price bears no relationship whatsoever to the Company's assets, earnings, book value or other criteria of value. Among the factors considered were the limited operating history of the Company, the proceeds to be raised by the Offering, the amount of capital to be contributed by investors herein in proportion to the amount of stock to be retained by the existing Stockholders and the relative requirements of the Company.

THE COMPANY CARRIES NO LIABILITY INSURANCE ON ITS OFFICERS AND DIRECTORS. ANY LIABILITY THAT MAY BE INCURRED WOULD HAVE TO BE SATISFIED WITH THE COMPANY'S ASSETS.

The Company has investigated the cost of insurance against liabilities arising out of the negligence of its officers and directors and/or deficiencies in any of its business operations. Based on its lack of current revenues, the Company has determined that the cost of such insurance is excessive at this time. Accordingly, the Company has not obtained such insurance and would have to satisfy any such liabilities out of its assets. Any such liability that might arise could be substantial and may exceed the assets of the Company.

The By-Laws of the Company provide for indemnification to officers and directors to the fullest extent permitted under Nevada law; however, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WE MUST ESTABLISH, MAINTAIN AND STRENGTHEN OUR "BRAND NAME" IN ORDER TO ATTRACT AND RETAIN CUSTOMERS. IF WE UNABLE TO DO SO WE MAY NOT BE ABLE TO GENERATE ANY FUTURE REVENUES WHICH WOULD RESULT IN A FAILURE OF OUR BUSINESS.

In order to expand its customer base and increase its on-line traffic, the Company must establish, maintain and strengthen its "brand name". In order to be successful in establishing its brand, consumers must perceive the Company as a trusted source of quality products. The Company's business could be materially adversely affected if its marketing efforts are not productive or if it cannot successfully establish and strengthen its brand name.

FLUCTUATIONS IN AVAILABILITY AND COST OF PRODUCTS COULD IMPACT OUR BUSINESS OPERATIONS.

The Company's operating results are vulnerable to fluctuations in the cost and availability of specialty items. The Company will ensure that alternate qualified suppliers are available in the event there are production, delivery or other problems with primary vendors.

BECAUSE OUR MANAGEMENT HAS NO DIRECT EXPERIENCE IN THE RETAIL INDUSTRY, OUR BUSINESS HAS A HIGHER RISK OF FAILURE.

Our officers and directors have no direct experience in the retailing industry. With no direct training or experience, our management may not be fully aware of the specific requirements related to working in this industry. Their decisions and choices may not take into account standard purchasing, marketing or managerial approaches retail companies commonly use. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

ITEM 3. DESCRIPTION OF PROPERTY

Panorama Investments Corp. is a Nevada corporation with headquarters in Canada. Our mailing address is Panorama Investments Corp. Suite 720 - 999 West Broadway Vancouver, British Columbia, Canada V5Z 1K5 and our telephone number is (604)
730.8882. We currently rent shared office space from MPS Executive Suites which includes answering services, fax services, reception area and shared office and boardroom meeting facilities. We pay approximately $140 per month and the office arrangement is based on a monthly basis. However, there is no rental agreement at this time. There are currently no proposed programs for the renovation, improvement or development of the facilities we currently use. We believe that this arrangement is suitable given the nature of our current operations, and also believe that we will not need to lease additional administrative offices for at least the next 12 months. We currently use the home of one of our officers, Steven Bekropoulos, at no cost to us, to store our inventory; however, at such time as our business expands and this space becomes insufficient, we will seek to lease larger warehouse space for inventory storage.

INVESTMENT POLICIES

Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of our common stock by:

1. Each person who is known to us to be the beneficial owner of more than 5% of the common stock,
2.   Each of our directors and executive officers; and
3.   All of our directors and executive officers as a group.

Title of           Name &                          Amount &          Percent
 Class             Address                      Nature of owner       Owned
 -----             -------                      ---------------       -----
Common      Connie Linder                           400,000            16%
            3496 W. 10th Avenue
            Vancouver, BC  V6R 2E8

Common      Steven Bekropoulos                      500,000            20%
            4555 Blenheim Street
            Vancouver, BC  V6L 3A1

Common      Serena Tan                              200,000             8%
            12A Pa Mei Village
            Lantau Island, Hong Kong

Total Shares Owned by Officers &
 Directors as a Group (3)                         1,100,000            44%

Except as otherwise indicated, the persons or entities listed above have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Each director of the Company is elected by the stockholders to a term of one (1) year and serves until his or her successor is elected and qualified. Each officer of the Company is elected by the Board of Directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board of Directors has no nominating, auditing or compensation committees.

The present officers and directors of the Company are set forth below:

Name & Address                    Age               Position
--------------                    ---               --------

Connie Linder                     39      President, CEO and Director
3496 W. 10th Avenue Street
Vancouver, BC
V6R 2E8

Steven Bekropoulos                48      Secretary, Treasurer, CFO and Director
4555 Blenheim Street
Vancouver, BC
V6L 3A1

Serena Tan                        29      Director
12A Pa Mei Village
Lantau Island
Hong Kong

Each of the foregoing persons may be deemed a "promoter" of Panorama Investments Corp., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors hold office until the next annual stockholders' meeting to be held in 2005 or until a successor or successors are elected and appointed.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years. No arrangements exist that may result in a change of control of Panorama Investments Corp.

BACKGROUND OF OFFICERS AND DIRECTORS

CONNIE LINDER has been President, CEO and a Director of the Company since March 8, 2004. During 2004 she devoted approximately 2 hours per week to the company. She currently devotes in 2005 approximately 1.5 hours a week to the company. Ms. Linder plans to become more active in the marketing and promotional aspects of the Company and will devote approximately 20 hours per week to the company as soon as the board of directors determines her increased services are required. Since January, 2001 she has worked as President of her own communications firm, Insight Creative Communications, focusing on integrating economic, social and environmental balance, communication and decision making for private and public companies. From January 2001 to August 2001 Ms. Linder was on maternity leave. From May 2000 to January 2001 she was Chief Financial Officer of Interactive Networking Systems Inc., a privately held company specializing in streaming media, located in Burnaby, BC.

From November 1999 to April 2000 she was Vice- President Finance and Marketing of AssistGlobal Technologies Corp., a private company specializing in facilities management software and consulting, located in Burnaby, BC. From 1998 to November 1999 she was at home caring for a child. From 1995 to 1998 she spent three years with Raymond James in Vancouver, BC, formerly McDermid St. Lawrence Securities, as a financial advisor. From 1994 to 1998 she was CFO and a Director of Churchill Armoured Car, a privately held company located in Vancouver, BC. She is currently serving as Treasurer on the Board of Directors for the Vancouver International Children's Festival. Ms. Linder earned a Bachelor of Arts in Germanic Studies from the University of British Columbia in Vancouver, BC in 1987 and completed her MBA at the same university in 1992. Ms. Linder intends to devote her time as required to the business of the Company.

STEVEN BEKROPOULOS has been the Secretary, Treasurer, CFO and a Director of the Company since inception. During 2004 he devoted approximately 2 hours per week to the company. He currently devotes in 2005 approximately 8 hours a week to the company. Mr. Bekropoulos will devote full time services (40 hours per week) to the Company as soon as the board of directors determines his full time services are required. From June 2003 to present he has owned and operated Old Pros Painting Ltd., a privately held contracting business located in Vancouver, BC. From July 1996 to April 2003 he managed Gator's Sports Pub Ltd., a family owned neighborhood pub located in Calgary, Alberta. From March 2000 to July 2001 he was a Director of Encore Ventures Inc., a mining exploration company that was listed on the OTC BB. Mr. Bekropoulos intends to devote his time as required to the business of the Company.

SERENA TAN has been a Director since the Company's inception. She devotes approximately 1 hour a week to the company. Ms. Tan plans to become more active in the marketing and promotional aspects of the Company and will devote approximately 3 days per month to the company as soon as the board of directors determines her increased services are required. Serena Tan has been working with Cathay Pacific Airlines since 1997 as an airline attendant, specializing in first class. Her excellent communication skills and language fluency in English, Malay and Cantonese led to the development of many business relationships in Asia and other locations. Ms. Tan intends to devote her time as required to the business of the Company.

EMPLOYMENT AGREEMENTS

None of the Company's officers, directors, advisors or key employees are currently party to employment agreements with the Company. The Company has no pension, health, annuity, bonus, insurance, stock options, profit sharing or similar benefit plans; however, the Company may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of the Company.

ITEM 6. EXECUTIVE COMPENSATION

The officers and directors of the Company do not intend to receive cash remuneration or salaries for their efforts unless and until the Company's business operations achieve a net income of $2,500 per month for a period of 3 months, at which time salaries and other remuneration will be established by the Board of Directors, as appropriate.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Serena Tan is the spouse of Steven Bekropoulos. Steven Bekropoulos and Nick Bekropoulos are brothers. On January 21, 2004 we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Nick Bekropoulos (400,000 shares), Steven Bekropoulos (400,000 shares) and Serena Tan (200,000 shares) all of whom were officers and directors. In September, 2004 100,000 shares were issued to Steven Bekropoulos for $3,000 cash ($0.03 per share).

On March 8, 2004 Connie Linder purchased, in a private transaction, the 400,000 shares held by Nick Bekropoulos for $0.001 per share, the original amount he had paid for his shares. Nick Bekropoulos was a founder of the company but resigned his position after determining he could not devote the amount of time necessary to the company. At that time the Board voted to bring Ms. Linder onboard based on her professional expertise.

The Company has been provided with non-cash services from Mr. Steven Bekropoulos, an officer and director. Accordingly, consulting services have been recorded of $4,500 in 2005 (2004 nil), and additional paid-in capital has been increased by the corresponding amount. The value of the consulting services has been calculated by establishing the fair value of the hourly rate, times the estimated total hours spent by the director. No monetary amount will be paid or exchanged for these services.

As of our year end, November 30, 2004, the company owed Mr. Steven Bekropoulos $2,450 for out of pocket expenses. The loan was unsecured and interest free with no specified terms of repayment. The company paid Mr. Bekropoulos $2,450 on December 3, 2004. The current balance is $0.

ITEM 8. DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share. As of the date of this filing we have 2,500,000 shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock, as set forth in our Articles of Incorporation and bylaws.

Common Stock - As a holder of our common stock:
1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors; 2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable; 4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholder and 5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock - Our Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock, $.001 par value per share. No preferred shares have been issued nor are contemplated to be issued in the near future.

Anti-Takeover Provisions - Our charter and by-laws allow us to authorize and issue common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company. Additionally, the anti-takeover provisions of Sections 78.4 11 through 78.445 of the Nevada Revised Statutes apply to Panorama Investments Corp. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS MARKET INFORMATION

Our common stock is currently traded on the Pink Sheets under the symbol PICV however, active trading has not yet commenced. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

SHARES AVAILABLE UNDER RULE 144

There are currently 1,100,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 1,100,000 shares are held by our affiliates, as that term is defined in Rule

144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock is not permissible. In general, under Rule 144 as amended, a person who has beneficially owned and held restricted securities for at least one year, including affiliates, may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of(i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited re-sales of such restricted securities under Rule 144 without regard to the volume and other limitations described above. Our officers and directors, possessing 44% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

HOLDERS

As of the date of this prospectus, we have 2,500,000 Shares of $0.001 par value common stock issued and outstanding held by 35 shareholders of record.

Our transfer agent is Empire Stock Transfer Inc. 7251 West Lake Mead Boulevard, Suite 300, Las Vegas, Nevada 89128 USA Telephone: 702.562.4091.

DIVIDENDS

We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.

ITEM 2. LEGAL PROCEEDINGS

We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have had no disagreements with our independent accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The following discussion describes all the securities we have sold within the past three fiscal years: Sales conducted under an exemption from registration provided under Section 4(2) -

On January 21, 2004 we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Nick Bekropoulos (400,000 shares), Steven Bekropoulos (400,000 shares) and Serena Tan (200,000 shares) all of whom were officers and directors. The shares were issued in exchange for cash in the aggregate amount of $1,000. Of the 1,000,000 shares issued, 400,000 are now held by Connie Linder, who purchased them from Nick Bekropoulos on March 8, 2004 for $0.001 per share. In September, 2004 100,000 shares were issued to Steven Bekropoulos for $3,000 cash ($0.03 per share). We believe that the issuances of our common stock delineated above are exempt from the registration provisions of
Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

1. None of these issuances involved underwriters, underwriting discounts or commissions;
2.   Restrictive legends are placed on all certificates issued;
3.   The distribution did not involve general solicitation or advertising; and
4. The distributions were made only to our founders, who are our officers and directors.

SALES CONDUCTED UNDER REGULATION D

In November 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,400,000 shares of common stock, par value, at a price of $0.03 per share to 32 investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in November, 2004, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In November, 2004 we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,400,000 shares of our common stock to a total of 32 shareholders. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

3. The aggregate monies raised for the offering closed in November, 2004 was $42,000, all of which was collected from the offering.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the provisions of NRS 78.75 1, we shall indemnify our directors, officers and employees as follows:

Every director, officer, or employee of Panorama Investments Corp. shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of Panorama Investments Corp. or is or was serving at the request of Panorama Investments Corp. as a director, officer, employee or agent of Panorama Investments Corp., partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of Panorama Investments Corp.

Panorama Investments Corp. shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of Panorama Investments Corp. as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

The Articles of Incorporation of the Company provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith.

Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

The Bylaws of the Company provide for indemnification of its directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART F/S

The audited financial statements of Panorama Investments Corp. for the year ended November 30, 2004 which are included in this registration statement have been examined by Morgan & Company, Chartered Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting. The unaudited interim financial statements for the 9 months ended August 31, 2005, prepared by the company, are also included in this registration statement.

                                    PART III

                                    EXHIBITS

     Exhibit 3.1       Articles of Incorporation*
     Exhibit 3.2       Bylaws*
     Exhibit 10.1      Contract with SMC**
     Exhibit 10.2      Consignment Agreement**
     Exhibit 23.1      Consent of independent auditor

----------
*    Included in our Form 10-SB filed on July 6, 2005.
**   Included in our Form 10-SB 1st Amendment filed on September 20, 2005.

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Panorama Investments Corp.


Date 1/13/06                            /s/ Connie Linder
     -------                            ----------------------------------------
                                     By Connie Linder, President, CEO & Director




Date 1/13/06                            /s/ Steven Bekropoulos
     -------                            ----------------------------------------
                                     By Steven Bekropoulos, Secretary,
                                        Principal Accounting Officer & Director

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS


                                NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)

                         [LETTERHEAD OF MORGAN COMPANY]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Panorama Investments Corp.
(A development stage company)

We have audited the accompanying balance sheet of Panorama Investments Corp. (a development stage company) as at November 30, 2004 and the related statements of operations, cash flows, and stockholders' equity for the period from inception, December 16, 2003, to November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and the results of its operations and its cash flows for the period indicated in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has incurred a net loss of $6,447 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfil its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Vancouver, Canada                                     /s/ "Morgan & Company"
December 8, 2004                                          Chartered Accountants

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)



ASSETS

CURRENT
  Cash                                                                 $ 44,983
                                                                       ========

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                             $  2,980
  Due to shareholder (Note 3)                                             2,450
                                                                       --------
                                                                          5,430
                                                                       --------

STOCKHOLDERS' EQUITY

SHARE CAPITAL (Note 4)
  Authorized:
    100,000,000 Common shares, par value $0.001 per share
    10,000,000 Preferred shares, par value $0.001 per share
  Issued and outstanding:
    2,500,000 Common shares                                               2,500

ADDITIONAL PAID-IN CAPITAL                                               43,500

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                         (6,447)
                                                                       --------
                                                                         39,553
                                                                       --------

                                                                       $ 44,983
                                                                       ========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                PERIOD FROM DATE OF INCEPTION, DECEMBER 16, 2003,
                              TO NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)



REVENUE                                                             $        --
                                                                    -----------
EXPENSES
  Filing fee                                                              1,810
  Office and sundry                                                       1,917
  Organizational costs                                                      840
  Professional fees                                                       1,880
                                                                    -----------

NET LOSS FOR THE PERIOD                                             $     6,447
                                                                    ===========

BASIC AND DILUTED LOSS PER SHARE                                    $     (0.01)
                                                                    ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                  1,010,143
                                                                    ===========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                PERIOD FROM DATE OF INCEPTION, DECEMBER 16, 2003,
                              TO NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)



CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                                              $ (6,447)

ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH
 USED BY OPERATING ACTIVITIES
   Accounts payable and accrued liabilities                               2,980
   Due to shareholder                                                     2,450
                                                                       --------
                                                                         (1,017)
                                                                       --------
CASH FLOWS FROM FINANCING ACTIVITY
  Share capital issued                                                   46,000
                                                                       --------

INCREASE IN CASH                                                         44,983

CASH, BEGINNING OF PERIOD                                                    --
                                                                       --------

CASH, END OF PERIOD                                                    $ 44,983
                                                                       ========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

          PERIOD FROM INCEPTION, DECEMBER 16, 2003 TO NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)

                                                                                 DEFICIT
                                                                               ACCUMULATED
                                           COMMON STOCK           ADDITIONAL   DURING THE
                                       ---------------------       PAID-IN     DEVELOPMENT
                                       SHARES         AMOUNT       CAPITAL        STAGE          TOTAL
                                       ------         ------       -------        -----          -----
Shares issued for cash at $0.001      1,000,000     $   1,000     $      --     $      --      $   1,000

Shares issued for cash at $0.03       1,500,000         1,500        43,500            --         45,000
Net loss for the period                      --            --            --        (6,447)        (6,447)
                                      ---------     ---------     ---------     ---------      ---------

Balance, November 30, 2004            2,500,000     $   2,500     $  43,500     $  (6,447)     $  39,553
                                      =========     =========     =========     =========      =========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)



1.   BASIS OF PRESENTATION AND NATURE OF OPERATIONS

     a)   Organization

          The Company was incorporated in the State of Nevada, U.S.A., on December 16, 2003. The intended year end of the Company will be November 30.

     b)   Going Concern

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

          As shown in the accompanying financial statements, the Company has incurred a net loss of $6,447 for the period from inception, December 16, 2003, to November 30, 2004, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Management has plans to seek additional capital through a public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)   Organizational and Start Up Costs

          Costs of start up activities, including organizational costs, are expensed as incurred.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)



2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

     b)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

     c)   Financial Instruments

          The Company's financial instruments consist of cash, accounts payable and accrued liabilities, and due to shareholder. Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     d)   Foreign Currency Translation

          The Company's functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

          i)   monetary items at the rate  prevailing at the balance sheet date;
          ii)  non-monetary items at the historical  exchange rate;
          iii) revenue and expense at the average rate in effect during the applicable accounting period.

     e)   Income Taxes

          The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

     f)   Basic and Diluted Loss Per Share

          Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                NOVEMBER 30, 2004
                            (Stated in U.S. Dollars)


3.   DUE TO SHAREHOLDER

     The balance due to a director and principal shareholder is unsecured and interest free with no specified terms of repayment.

4.   SHARE CAPITAL

     During the period ended November 30, 2004, the Company completed a private placement of 1,500,000 common shares at $0.03 per share for gross proceeds of $45,000.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                              INTERIM BALANCE SHEET
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                                                                     AUGUST 31         NOVEMBER 30
                                                                       2005               2004
                                                                     --------           --------
                                                                   (Unaudited)          (Audited)
ASSETS

CURRENT
  Cash                                                               $ 28,826           $ 44,983
  Inventory                                                             1,480                 --
  Prepaid expense                                                         471                 --
                                                                     --------           --------

                                                                     $ 30,777           $ 44,983
                                                                     ========           ========

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                           $  1,173           $  2,980
  Due to shareholder (Note 4)                                              --              2,450
                                                                     --------           --------
                                                                        1,173              5,430
                                                                     --------           --------
STOCKHOLDERS' EQUITY

SHARE CAPITAL (Note 5)
  Authorized:
    100,000,000 Common shares, par value $0.001 per share
    10,000,000 Preferred shares, par value $0.001 per share
  Issued and outstanding:
    2,500,000 Common shares                                             2,500              2,500

ADDITIONAL PAID-IN CAPITAL                                             48,000             43,500

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                      (20,896)            (6,447)
                                                                     --------           --------
                                                                       29,604             39,553
                                                                     --------           --------

                                                                     $ 30,777           $ 44,983
                                                                     ========           ========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                         INTERIM STATEMENT OF OPERATIONS
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                                                                                                           CUMULATIVE
                                                                                                           PERIOD FROM
                                                                                                            INCEPTION
                                                                                                           DECEMBER 16
                                            THREE MONTHS ENDED                NINE MONTHS ENDED              2003 TO
                                                AUGUST 31                         AUGUST 31                 AUGUST 31
                                          2005             2004             2005             2004             2005
                                      -----------      -----------      -----------      -----------      -----------
REVENUE                               $       206      $        --      $       416      $        --      $       416

COST OF GOODS SOLD                            148               --              318               --              318
                                      -----------      -----------      -----------      -----------      -----------

GROSS PROFIT                                   58               --               98               --               98
                                      -----------      -----------      -----------      -----------      -----------

EXPENSES
  Bank charges                                 37               18              242               76              242
  Consulting fees                           1,500               --            4,500               --            4,500
  Filing fees                                 863               --            1,372               --            3,182
  Office and sundry                           408              180            1,477              100            3,394
  Organizational costs                         --               --               --              840              840
  Professional fees                         1,593              800            5,673              800            7,553
  Website programming                         128               --            1,283               --            1,283
                                      -----------      -----------      -----------      -----------      -----------
                                            4,529              998           14,547            1,816           20,994
                                      -----------      -----------      -----------      -----------      -----------

NET LOSS FOR THE PERIOD               $    (4,471)     $      (998)     $   (14,449)     $    (1,816)     $   (20,896)
                                      ===========      ===========      ===========      ===========      ===========

BASIC AND DILUTED LOSS PER SHARE      $     (0.00)     $     (0.00)     $     (0.01)     $     (0.00)
                                      ===========      ===========      ===========      ===========

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                    2,500,000        1,000,000        2,500,000          810,909
                                      ===========      ===========      ===========      ===========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                         INTERIM STATEMENT OF CASH FLOWS
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                                                                                                          CUMULATIVE
                                                                                                          PERIOD FROM
                                                                                                           INCEPTION
                                                                                                          DECEMBER 16
                                                      THREE MONTHS ENDED          NINE MONTHS ENDED         2003 TO
                                                          AUGUST 31                   AUGUST 31            AUGUST 31
                                                     2005          2004          2005          2004          2005
                                                   --------      --------      --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                          $ (4,471)     $   (998)     $(14,449)     $ (1,816)     $(20,896)

ADJUSTMENT TO RECONCILE NET LOSS TO NET CASH
 USED BY OPERATING ACTIVITIES
  Inventory                                             148            --        (1,480)           --        (1,480)
  Prepaid expense                                        --            --          (471)           --          (471)

  Accounts payable and accrued liabilities              673           800        (1,807)          800         1,173
  Due to shareholder                                     --            --        (2,450)          840            --
  Non-cash services from a director                   1,500            --         4,500            --         4,500
                                                   --------      --------      --------      --------      --------
                                                     (2,150)         (198)      (16,157)         (176)      (17,174)
                                                   --------      --------      --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITY
  Share capital issued                                   --            --            --         1,000        46,000
                                                   --------      --------      --------      --------      --------

(DECREASE) INCREASE IN CASH                          (2,150)         (198)      (16,157)          824        28,826

CASH, BEGINNING OF PERIOD                            30,976         1,022        44,983            --            --
                                                   --------      --------      --------      --------      --------

CASH, END OF PERIOD                                $ 28,826      $    824      $ 28,826      $    824      $ 28,826
                                                   ========      ========      ========      ========      ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                    $     --      $     --      $     --      $     --      $     --
  Income taxes paid                                $     --      $     --      $     --      $     --      $     --
                                                   ========      ========      ========      ========      ========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

           PERIOD FROM INCEPTION, DECEMBER 16, 2003 TO AUGUST 31, 2005
                                   (Unaudited)
                            (Stated in U.S. Dollars)

                                                                                        DEFICIT
                                                                                      ACCUMULATED
                                               COMMON STOCK            ADDITIONAL      DURING THE
                                          ----------------------        PAID-IN       DEVELOPMENT
                                          SHARES          AMOUNT        CAPITAL          STAGE            TOTAL
                                          ------          ------        -------          -----            -----
Shares issued for cash at $0.001         1,000,000        $1,000        $    --        $     --         $  1,000

Shares issued for cash at $0.03          1,500,000         1,500         43,500              --           45,000
Net loss for the period                         --            --             --          (6,447)          (6,447)
                                         ---------        ------        -------        --------         --------

Balance, November 30, 2004               2,500,000         2,500         43,500          (6,447)          39,553


Non-cash services from a director               --            --          3,000              --            3,000
Net loss for the period                         --            --             --         (14,449)         (14,449)
                                         ---------        ------        -------        --------         --------

Balance, August 31, 2005                 2,500,000        $2,500        $46,500        $(20,896)        $ 28,104
                                         =========        ======        =======        ========         ========

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                                 AUGUST 31, 2005
                                   (Unaudited)
                            (Stated in U.S. Dollars)


1. BASIS OF PRESENTATION

     The unaudited interim financial statements as of August 31, 2005 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the November 30, 2004 audited financial statements and notes thereto.

2. NATURE OF OPERATIONS

     a)   Organization

          The Company was incorporated in the State of Nevada, U.S.A., on December 16, 2003. The intended year end of the Company is November 30.

     b)   Going Concern

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

          As shown in the accompanying financial statements, the Company has incurred a net loss of $20,896 for the period from inception, December 16, 2003, to August 31, 2005, and has minimal sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its wholesale and online internet sales business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

3. SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                                 AUGUST 31, 2005
                                   (Unaudited)
                            (Stated in U.S. Dollars)


3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

     a)   Organizational and Start Up Costs

          Costs of start up activities, including organizational costs, are expensed as incurred.

     b)   Inventory

          Inventory of gift shop items are stated at the lower of cost or net realizable value determined on a specific item basis.

     c)   Revenue Recognition

          The Company recognizes revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title and acceptance, and probable collectibility.

     d)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

     e)   Financial Instruments

          The Company's financial instruments consist of cash, accounts payable and accrued liabilities, and amounts due to shareholder. Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                                 AUGUST 31, 2005
                                   (Unaudited)
                            (Stated in U.S. Dollars)


3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

     f)   Foreign Currency Translation

          The Company's functional currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

          i)   monetary items at the rate  prevailing at the balance sheet date;
          ii)  non-monetary items at the historical  exchange rate;
          iii) revenue and expense at the average rate in effect during the applicable accounting period.

     g)   Income Taxes

          The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

     h)   Basic and Diluted Loss Per Share

          Basic loss per share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method.

     i)   New Accounting Standards

          Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

4. RELATED PARTY TRANSACTIONS

     a)   Due to Shareholder

          The balance due to a director and principal shareholder is unsecured and interest free with no specified terms of repayment.

                           PANORAMA INVESTMENTS CORP.
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                                 AUGUST 31, 2005
                                   (Unaudited)
                            (Stated in U.S. Dollars)


4. RELATED PARTY TRANSACTIONS (Continued)

     b)   Services Rendered by Related Parties

          The Company has been provided with non-cash services from an officer and director. Accordingly, consulting services have been recorded of $4,500 (2004 - $Nil), and additional paid-in capital has been increased by the corresponding amount.

          The value of the consulting services has been calculated by establishing the fair value of the hourly rate, times the estimated total hours spent by the director. No monetary amount will be paid or exchanged for these services.